CUSIP No. 266 13P 108              13D           Page 1 of 13 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D**


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                     Dupont Direct Financial Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   266 13P 108
                                 (Cusip Number)

          David Russell, Jr.                          Dr. Thomas Bolera
          Cove Hill Consulting, Inc.                  Capacity Unlimited, Inc.
          One Oak Ridge Rd. Box 8B                    18848 S.E. Highway 212
          West Lebanon, NH 03784                      Clackamas, OR 97015
          603-643-8880                                503-658-7993

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Common Stock reported herein is 750,000, which would constitute approximately 7.6% of the 9,851,756 shares of Common Stock that would be outstanding without exercise of the "Warrants" (as defined below) as of the date of this Schedule 13D. All ownership percentages set forth herein are based on there being 9,851,756 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 266 13P 108              13D           Page 2 of 13 Pages

The exhibit list appears on pages 10-11.


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CUSIP No. 266 13P 108              13D           Page 3 of 13 Pages



1.   Name of Reporting Person:

     David Russell, Jr.

2.   Check the Appropriate Box if a Member of a Group:     (a) [_]
                                                           (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):                                      [_]

6.   Citizenship or Place of Organization: U.S.A.

                         7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially             8.   Shared Voting Power:  -0-
Owned By
Each
Reporting                9.   Sole Dispositive Power:  -0-
Person
With
                         10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-(1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]
-------------------------

(1) Represents: The sale by Cove Hill Consulting, Inc. ("CHC"), of which Mr. Russell is managing director, on March 23, 2001 of all shares of Common Stock which were acquired by CHC. Does not include any warrants to purchase shares of Common Stock covered by a Warrant Purchase Agreement between CHC and the Issuer dated March 22, 2001, which warrants are not exercisable within the next 60 days.

13.  Percent of Class Represented by Amount in Row (11): 0.0%(2)

14.  Type of Reporting Person: IN

--------------------------

(2)  Assumes that there are 9,851,756 shares of Common Stock outstanding.



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CUSIP No. 266 13P 108              13D           Page 4 of 13 Pages


1.   Name of Reporting Person:

     Cove Hill Consulting, Inc.

2.   Check the Appropriate Box if a Member of a Group:   (a) [_]
                                                         (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal  Proceedings  is Required
     Pursuant to Items 2(d) or 2(e):                        [_]

6.   Citizenship or Place of Organization: New York

                         7.   Sole Voting Power:   0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power:  0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   -0-(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

-------------------------

(3) Represents: The sale by Cove Hill Consulting, Inc. ("CHC"), of which Mr. Russell is managing director, on March 23, 2001 of all shares of Common Stock which were acquired by CHC. Does not include any warrants to purchase shares of Common Stock covered by a Warrant Purchase Agreement between CHC and the Issuer dated March 22, 2001, which warrants are not exercisable within the next 60 days.

13.  Percent of Class Represented by Amount in Row (11): 0.0%(4)

14.  Type of Reporting Person: CO

--------------------------

(4)  Assumes that there are 9,851,756 shares of Common Stock outstanding.


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CUSIP No. 266 13P 108              13D           Page 5 of 13 Pages


1.   Name of Reporting Person:

     David Russell, Jr. Family Living Trust

2.   Check the Appropriate Box if a Member of a Group:       (a) [_]
                                                             (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e):                                               [_]

6.   Citizenship or Place of Organization: Vermont

                         7.   Sole Voting Power:   0
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power:  0
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-(5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

-------------------------

(5) Represents: The sale by Cove Hill Consulting, Inc. ("CHC"), of which Mr. Russell is managing director (and all of whose capital stock is owned by the David Russell, Jr. Family Living Trust ("DRF Trust"), of which Mr. Russell is sole trustee), on March 23, 2001 of all shares of Common Stock which were acquired by CHC. Does not include any warrants to purchase shares of Common Stock covered by a Warrant Purchase Agreement between CHC and the Issuer dated March 22, 2001, which warrants are not exercisable within the next 60 days.

13.  Percent of Class Represented by Amount in Row (11): 0.0%(6)

14.  Type of Reporting Person: OO

--------------------------

(6)  Assumes that there are 9,851,756 shares of Common Stock outstanding.



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CUSIP No. 266 13P 108              13D           Page 6 of 13 Pages


1.   Name of Reporting Person:

     Dr. Thomas Bolera

2.   Check the Appropriate Box if a Member of a Group:       (a) [_]
                                                             (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e):                                               [_]

6.   Citizenship or Place of Organization: U.S.A.

                         7.   Sole Voting Power: -0-
Number of
Shares
Beneficially             8.   Shared Voting Power:  750,000
Owned By
Each
Reporting                9.   Sole Dispositive Power: -0-
Person
With
                         10.  Shared Dispositive Power:  750,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  750,000(7)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

--------------------------

7) Represents: 750,000 shares of Common Stock held by Capacity Unlimited, Inc. ("CU"), of which Dr. Bolera is president. Does not include any warrants to purchase shares of Common Stock covered by a Warrant Purchase Agreement between CU and the Issuer dated March 22, 2001, which warrants are not exercisable within the next 60 days.

13.  Percent of Class Represented by Amount in Row (11): 7.6%(8)

14.  Type of Reporting Person: IN

-------------------------

(8)  Assumes that there are 9,851,756 shares of Common Stock outstanding.




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CUSIP No. 266 13P 108              13D           Page 7 of 13 Pages


1.   Name of Reporting Person:

     Capacity Unlimited, Inc.

2.   Check the Appropriate Box if a Member of a Group:       (a) [_]
                                                             (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e):                                              [_]

6.   Citizenship or Place of Organization: Oregon

                         7.   Sole Voting Power: -0-
Number of
Shares
Beneficially             8.   Shared Voting Power:  750,000
Owned By
Each
Reporting                9.   Sole Dispositive Power: -0-
Person
With
                         10.  Shared Dispositive Power:  750,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     750,000(9)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

--------------------------

9) Represents: 750,000 shares of Common Stock held by Capacity Unlimited, Inc. ("CU"), of which Dr. Bolera is president. Does not include any warrants to purchase shares of Common Stock covered by a Warrant Purchase Agreement between CU and the Issuer dated March 22, 2001, which warrants are not exercisable within the next 60 days.

13.  Percent of Class Represented by Amount in Row (11): 7.6% (10)

14.  Type of Reporting Person: CO

------------------------------

(10)  Assumes that there are 9,851,756 shares of Common Stock outstanding.


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CUSIP No. 266 13P 108              13D           Page 8 of 13 Pages


Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Dupont Direct Financial Holdings, Inc. (the "Issuer"), a Georgia corporation. The principal executive offices of the Issuer are located at 42 Broadway, Suite 1101, New York, NY 10004.


Item 2.  Identity and Background.

         (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following:

David Russell, Jr. ("Mr. Russell"); Cove Hill Consulting, Inc. ("CHC"), a New York corporation; the David Russell, Jr. Family Living Trust ("DRF Trust"); Dr. Thomas Bolera ("Dr. Bolera"); and Capacity Unlimited, Inc., an Oregon corporation ("CU"). Mr. Russell, CHC, the DRF Trust, Dr. Bolera, and CU are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

            (b) - (c)

         Mr. Russell is President and Managing Director of CHC. The business address of Mr. Russell is One Oak Ridge Rd. Box 8B, West Lebanon, NH 03784. Mr. Russell's principal occupation and employment is as Managing Director of CHC.

         CHC is a New York corporation, engaged in the business of providing financial consulting services. The principal business address of CHC is One Oak Ridge Rd. Box 8B, West Lebanon, NH 03784. 100% of the capital stock of CHC is owned by the DRF Trust. Pursuant to Instruction C to Schedule 13D of the Act, Mr. Russell is the sole director, executive officer and controlling person of CHC.

         The DRF Trust is a Vermont revocable trust. The business of the DRF Trust is to serve as an estate planning vehicle. The address of DRF Trust is One Oak Ridge Rd. Box 8B, West Lebanon, NH 03784. Mr. Russell is the sole trustee of the DRF Trust. Pursuant to Instruction C to Schedule 13D of the Act, other than Mr. Russell, there are no directors, executive officers or controlling persons of the DRF Trust.

         Dr. Bolera is President and sole director of CU. The business address of Dr. Bolera is 18848 S.E. Highway 212, Clackamas, OR 97015. Dr. Bolera's principal occupation and employment is as President of CU.

         CU is an Oregon corporation, engaged in business as a medical services merchandiser. The principal business address of CU is 18848 S.E. Highway 212, Clackamas, OR 97015. 100% of the capital stock of CU is owned by the Dr. Bolera. Pursuant to Instruction C to Schedule 13D of the Act, Dr. Bolera is the sole director, executive officer and controlling person of CU.

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CUSIP No. 266 13P 108              13D           Page 9 of 13 Pages

         (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Both of the natural persons identified in this Item 2 are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         This  statement is being filed as a result of the  following:

              (i) with respect to Mr. Russell, CHC and the DRF Trust, (a) the purchase by CHC of 750,000 shares of Common Stock from the Issuer in a privately negotiated transaction on March 22, 2001 not involving a public offering, subject to restrictions on transfer set forth in the "Consulting Agreement" (referred to below) and accompanied by a registration rights agreement between CHC and the Issuer dated the same date ("Registration Rights Agreement") in which the Issuer granted customary registration rights with respect to such shares of Common Stock; and (b) the sale by CHC of those shares of Common Stock to CU in a privately negotiated transaction on March 23, 2001 subject to the same restrictions on transfer which are set forth in a "Stock Purchase Agreement" (referred to below) between CHC and CU, accompanied also by CHC's assignment of CHC's rights under the Registration Rights Agreement; and

              (ii) with respect to Dr. Bolera and CU, the purchase by CU of the 750,000 shares of Common Stock from CHC in a privately negotiated transaction on March 23, 2001 pursuant to the Stock Purchase Agreement.

         The source and amount of the funds used by the CHC and CU to purchase the shares of Common Stock are as follows:

REPORTING PERSON                  SOURCE OF FUNDS              AMOUNT OF FUNDS

CHC                              Working capital                   $301,750
CU                               Working capital                   $564,250

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. Each of the Reporting Persons intends to review continuously his or its equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of Common Stock or warrants therefor (or exercising warrants therefor for shares of Common Stock in accordance with the terms and conditions of such Reporting Person's respective Warrant Purchase Agreement) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. Dr. Bolera, CU and/or the TB Trust may also seek to enter into privately negotiated transactions with a small number of holders of freely tradable Common Stock who are not in control of, controlled by, or under common control with, the Issuer, for such holders to exchange shares of freely tradable Common Stock with CU in exchange for CU's restricted shares of Common Stock together with assignments of a related portion of the accompanying registration rights.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.



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CUSIP No. 266 13P 108              13D           Page 10 of 13 Pages


Item 5.  Interest in Securities of the Issuer.

         (a) Number and percentage of shares of common stock owned.

              (i) As of the date hereof Mr. Russell, CHC and the DRF Trust beneficially own no shares of common stock (0.0% of the issued and outstanding shares of common stock), excluding warrants to purchase 550,000 shares of common stock covered by the "CHC Warrant Purchase Agreement" referred to in Item 6 below which are not exercisable within the next 60 days. Each of Mr. Russell, CHC and the DRF Trust disclaims beneficial ownership of all shares of Common Stock.

              (ii) As of the date hereof, Dr. Bolera and CU beneficially own 750,000 shares of common stock or 7.6% of the issued and outstanding shares of Common Stock, excluding warrants to purchase 550,000 shares of Common Stock covered by the "CU Warrant Purchase Agreement" referred to in Item 6 below which are not exercisable within the next 60 days. Dr. Bolera, because of his position as President of CU, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 750,000 shares of Common Stock. Dr. Bolera and CU disclaim beneficial ownership of all except 750,000 shares of Common Stock.

         (b) Sole or shared power to vote, direct the vote, dispose or direct the disposition.

              (i) As of the date hereof, Mr. Russell, CHC and the DRF Trust have no power to vote, direct the vote, or to dispose or, and direct the disposition, of any shares of Common Stock.

              (ii) As of the date hereof, Dr. Bolera and CU have the shared power to vote and direct the vote, of 750,000 shares, or 7.6% percent, of the outstanding shares of Common Stock, and to dispose or, and direct the disposition of, 750,000 shares, or 7.6% percent, of the outstanding shares of Common Stock.

         (c) On March 22, 2001,  CHC  purchased  750,000  newly issued shares of
Common Stock for $0.40 per share directly form the Issuer in a privately negotiated transaction not involving a public offering. The transaction was consummated pursuant to the Consulting Agreement referred to in Item 6 at the Issuer's office. On March 23, 2001, CHC sold all of such 750,000 shares of common stock to CU for the price of $0.75 per share. The transaction was consummated pursuant to the Stock Purchase Agreement referred to in Item 6. In addition, as of March 22, 2001, CHC purchased warrants for 550,000 shares of Common Stock under the CHC Warrant Purchase Agreement and CU purchased warrants for 550,000 shares of Common Stock under the CU Warrant Purchase Agreement. Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of the Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

         (e) As of March 23, 2001, Mr. Russell, CHC and the DRF Trust ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock. This statement is inapplicable to Dr. Bolera and CU.


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CUSIP No. 266 13P 108              13D           Page 11 of 13 Pages

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The matters set forth in Item 2 are incorporated into this Item 6 by reference as if fully set forth herein.

         On March 22, 2001, CHC entered into a Consulting Engagement Agreement with the Issuer ("Consulting Agreement") pursuant to which, among other things:
(a) CHC agreed to provide certain financial consulting services in exchange for compensation of $4,000 per month in cash commencing on the date of the Consulting Agreement and for the term therein provided; and (b) CHC agreed to purchase from the Issuer 750,000 shares of Common Stock for $0.40 per share subject to certain transfer restrictions set forth in the Consulting Agreement, along with accompanying registration rights set forth in a Registration Rights Agreement between CHC and the Issuer dated March 22, 2001 (the "Registration Rights Agreement").

         On March 22, 2001, for the cash price of $1,750, CHC agreed to purchase certain warrants from the Issuer exercisable for up to 550,000 shares of Common Stock at the price of $0.8864 per share pursuant to a Warrant Purchase Agreement between CHC and the Issuer ("CHC Warrant Purchase Agreement"). The warrants are not exercisable until certain times commencing on the 90th day following the effectiveness of a registration statement to be filed by the Issuer in accordance with the CHC Warrant Purchase Agreement.

         As of March 22, 2001, for the cash price of $1,750, CU agreed to purchase certain warrants from the Issuer exercisable for up to 550,000 shares of Common Stock at the price of $0.8864 per share pursuant to a Warrant Purchase Agreement between CU and the Issuer ("CU Warrant Purchase Agreement"). The warrants are not exercisable until certain times commencing on the 90th day following the effectiveness of a registration statement to be filed by the Issuer in accordance with the CHC Warrant Purchase Agreement.

         On March 23, 2001 CHC and CU entered into a Stock Purchase Agreement pursuant to which CHC sold to CU for the price of $0.75 per share all 750,000 shares of Common Stock acquired by CHC pursuant to the Consulting Agreement, subject to continuing restrictions on transfer thereof as set forth in the Consulting Agreement, together with all of CHC's related registration rights under the Registration Rights Agreement. Payment is due to be made by CU to CHC for the shares of Common Stock on or before 180 days following the date of the closing under the Stock Purchase Agreement.

         Except as set forth therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -- Joint Filing Agreement among the Reporting Persons, dated March 30, 2001.

         Exhibit 2 - Consulting Engagement Agreement between CHC and the Issuer dated March 22, 2001.


         Exhibit 3 - Registration Rights Agreement between CHC and the Issuer, dated March 22, 2001.

CUSIP No. 266 13P 108              13D           Page 12 of 13 Pages

         Exhibit 4 - Warrant Purchase Agreement between CHC and the Issuer dated March 22, 2001.

         Exhibit 5 - Warrant issued by the Issuer to CHC, dated March 22, 2001.

         Exhibit 6 - Warrant Purchase Agreement between CU and the Issuer, dated March 22, 2001.

         Exhibit 7 - Warrant issued by the Issuer to CU, dated March 22, 2001.

         Exhibit 8 - Stock Purchase Agreement between CHC and CU dated March 23, 2001.

CUSIP No. 266 13P 108              13D           Page 13 of 13 Pages



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 30, 2001
                                         COVE HILL CONSULTING, INC.


                                     By: /s/ David Russell, Jr.
                                         -----------------------------
                                         David Russell, Jr., Managing Director


                                         DAVID RUSSELL, JR. FAMILY LIVING TRUST

                                     By: /s/ David Russell, Jr.
                                         ------------------------------
                                         David Russell, Jr., Trustee


                                         /s/ David Russell, Jr.
                                         ------------------------------
                                         David Russell, Jr.


                                         CAPACITY UNLIMITED, INC.

                                     By: /s/ Dr. Thomas Bolera
                                         -----------------------------
                                         Dr. Thomas Bolera, President


                                         /s/ Dr. Thomas Bolera
                                         -----------------------------
                                         Dr. Thomas Bolera



This Schedule 13D was filed with the Commission on or before April 2, 2001 in paper format inadvertently and is being re-filed electronically herewith